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EXHIBIT 12.1
                          TEXTRON PARENT COMPANY BORROWING GROUP

                      COMPUTATION OF RATIO OF INCOME TO FIXED
                      CHARGES

                                  (Unaudited)

                          (In millions except ratios)


                                      YEAR
                  1995         1994         1993        1992       1991
Fixed charges:
 Interest expense (1)  $ 199     $  206      $  236    $  254     $   244
    Estimated interest   17          20          21        19          19
       portion of rents

  Total fixed charges  $ 216     $  226     $  257     $  273     $   263

 Income:
Income before income   $ 813     $  754     $  616     $  527     $   495
      taxes (2)
    Fixed charges        216        226        257        273         263
    Eliminate equity in
 undistributed pretax
 income of finance and
 insurance subsidiaries (362)     (347)     (341)       (286)       (246)

 Adjusted income      $   667    $  633    $  532      $  514     $   512


Ratio of income to fixed 3.09      2.80     2.07         1.88        1.95


 ____________________


(1) Includes interest unrelated to borrowings of $37 million in 1995, $37 million in 1994, $37 million in 1993, $36 million in 1992
and $27
      million in 1991 (primarily interest accretion).

(2) Excludes the cumulative effect of changes in accounting principles in 1992.

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